

September 1, 2010

Raymond Meyers
Chief Executive Officer
Internet Media Services, Inc.
1434 6th Street, Suite 9
Santa Monica, California 90401

> **Re: Internet Media Services, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 20, 2010**
> **File No. 333-165972**

Dear Mr. Meyers:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that certain disclosure of financial data and other non-financial disclosures such as those on pages 13 and 19 present information as of March 31, 2010 instead of the most recent balance sheet date of June 30, 2010. Please update the disclosure and revise throughout the filing accordingly.

Interim Financial Statements – Internet Media Services, Inc. – June 30, 2010

Notes to Unaudited Consolidated Financial Statements

2. Please revise your note disclosure to state the date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1 and 50-2, as amended by ASU 2010-09 issued February 2010 - Subsequent Events Topic 855.

Raymond Meyers
Internet Media Services, Inc.
September 1, 2010
Page 2

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: Gary A. Agron, Esq.
       Via Facsimile (303-770-7257)